EXHIBIT 99.1

   FIRSTFED ANNOUNCES STOCK SPLIT AND EXTENSION OF RIGHTS PLAN


     Santa Monica, California, June 26, 1998 - FirstFed Financial Corp., parent company of first Federal Bank of California, (NYSE-
FED) today announced a two-for-one stock split of its common stock. The additional shares will be distributed on July 30, 1998 to stockholders of record as of July 15, 1998. There will be approximately 21.2 million shares of common stock outstanding after the split. As of June 25, 1998, there are 10,607,636 shares outstanding.

      Babette E. Heimbuch, FirstFed Financial Corp.'s President and CEO, noted, "the Company has had continued growth in earnings over the past several years. The stock split reflects management belief in the strong fundamental earning power of the Company. This split should increase the liquidity of the Company's stock and keep the price in an optimum trading range."

     The Company also announced today that its Board of Directors extended the term of its existing shareholder rights plan to November 15, 2008 and adopted certain amendments to the rights plan. Under the plan, the rights become exercisable if any person or group acquires 15% or more of FirstFed's common stock, par value $.01 per share. The Board may redeem the rights prior to the acquisition of 15% of the Company's stock or in certain other circumstances oat $.01 per right. The rights plan, which originally was adopted in November 1988, is intended to ensure that FirstFed's shareholders receive fair treatment in the event of any proposed acquisition of the Company and to encourage potential acquirors to negotiate with the Company.

      FirstFed Financial is the holding company for First Federal
Bank of California. The Bank operates 24 full service offices in Southern California.

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